SAMARA ENERGO

443100, г. Самара, ул. Маяковского, 15; Тел.: (8462) 39-63-79; Факс: (8462) 42-43-94; Телетайп 714166 СВЕТ; adm@snet.samen.elektra.ru

OPEN JOINT-STOCK COMPANY OF POWER AND ELECTRIFICATION

443100, SAMARA, MAYAKOVSKY STR, 15, TELETYP 714166 LIGHT,
TEL.: (8462) 39-63-79, FAX: (8462) 42-43-94; ADM@SNET.SAMEN.ELEKTRA.RU

19.05.2004 № 104-138

12g3-2(b)
File# 82-4708

04030388

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

AO Samaraenergo

Re: Exemption No.: 82-4708

SUPPL

RECEIVED
2004 MAY 25 A 8: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Announcement about General Annual Shareholders Meeting which was published in "Rossiyskaya Gazeta". The Meeting is to be held on June 14, 2004.

Sincerely,

S.U. Shevchenko
Chief of the Corporate Action Departement

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

dw 5/25

File# 82-4708

Dear Shareholder!

JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «SAMARAENERGO» (Russia, 443100, Samara, Ul. Mayakovskogo, 15) inform about the General Annual Shareholders Meeting.

Meeting agenda:

1. *About confirmation of the Annual Account for 2003, balance sheet, account of profit and losses, and also about distribution of profit (including dividend payment) and losses of Company by results of 2003 accounting year.*
2. *About Board of Directors election.*
3. *About election of members of Revision Commission.*
4. *About confirmation of external auditor.*
5. *About entering of changes and additions to the JSC «Samaraenergo» Charter.*

The Meeting will be convened on June 14, 2004 at 12.00 a.m. (local time) at the following address: Russian Federation, Samara, Ul. Mayakovskogo, 15. The registration will begin at 10.00 a.m. To be registered a shareholder will need a passport and a letter of attorney (for shareholders representatives).

You can familiarize youself with the agenda materials during the period from May 25, 2004 till June 14 2004, (besides weekends and holidays) from 10 a.m. to 5 p.m. (local time) at the following addresses:

- Russia, Samara, Ul. Mayakovskogo, 15, room 425;
- Russia, Moscow, Ul. Olkhovskaya, 22, «The Central Moscow Depositary».

The date of drawing up the list of shareholders who have a right to take part in General Annual Meeting is April, 30, 2004.

To vote in absentia shareholder must send bulletin by post or bring personally at the following addresses:

- **Russia, Moscow, Ul. Olkhovskogo, 22, «The Central Moscow Depositary»;**
- **Russia, Samara, Ul. Mayakovskogo, 15, JSC "Samaraenergo".**

Only Bulletins received thro June,11, 2004 will be allowed to summarizing the voting results.

If an attorney or representative of a shareholder is going to vote by post, he must enclose a letter o attorney or its legalized copy to Voting Bulletins.

Information telephones:

- JSC "Samaraenergo" – (8462) 79-63-28, 79-61-33,
- "The Central Moskow Depositary" – (095) 264-44-23,

JSC "Samaraenergo" Board of Directors